SUNAMERICA SERIES TRUST
SPECIAL MEETING OF SHAREHOLDERS
(Unaudited)
Proxy Voting Results - January 31, 2004
A special Meeting of Shareholders of SunAmerica Series Trust Asset Allocation Portfolio was held on October 28, 2003. The
Portfolio voted in favor of adopting the following proposal.
1. To approve the Agreement and Plan of Reorganization, in which the Asset Allocation Portfolio of SunAmerica Series Trust will be reorganized into the newly created Asset Allocation Portfolio of Anchor Series Trust.

Votes in Favor of the proposal 32,307,357
Votes Against the proposal 1,088,707
Votes Abstained 3,075,402